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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No. 7)*

COLDWATER CREEK INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

193068 10 3
(CUSIP Number)

December 31, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐
Rule 13d-1(b)

☐
Rule 13d-1(c)

☒
Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 193068 10 3	13 G

1	NAMES OF REPORTING PERSONS E. Ann Pence I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tax ID Number: Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☒
	NOT APPLICABLE			(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES		5	SOLE VOTING POWER 0
BENEFICIALLY
OWNED BY EACH		6	SHARED VOTING POWER 16,251,320
REPORTING
PERSON WITH		7	SOLE DISPOSITIVE POWER 0

		8	SHARED DISPOSITIVE POWER 16,251,320

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,999,410

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES			☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.8%

12	TYPE OF REPORTING PERSON IN

CUSIP NO. 193068 10 3	13 G

1	NAMES OF REPORTING PERSONS Dennis C. Pence I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tax ID Number: Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☒
	NOT APPLICABLE			(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES		5	SOLE VOTING POWER 0
BENEFICIALLY
OWNED BY EACH		6	SHARED VOTING POWER 16,251,320
REPORTING
PERSON WITH		7	SOLE DISPOSITIVE POWER 0

		8	SHARED DISPOSITIVE POWER 16,251,320

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,974,410

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES			☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.7%

12	TYPE OF REPORTING PERSON IN

ITEM 1(a). NAME OF ISSUER:

  Coldwater Creek Inc.

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

  One Coldwater Creek Drive
  Sandpoint, Idaho 83864

ITEM 2(a). NAMES OF PERSONS FILING:

  Dennis C. Pence
  E. Ann Pence

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

  Dennis C. Pence and E. Ann Pence:
  c/o Coldwater Creek Inc.
  One Coldwater Creek Drive
  Sandpoint, Idaho 83864

ITEM 2(c) CITIZENSHIP:

  Dennis C. Pence and E. Ann Pence:
  USA

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

  Common Stock

ITEM 2(e). CUSIP NUMBER:

  Not Applicable

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

  Not Applicable

ITEM 4. OWNERSHIP:

  The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2003:

  (a)
  Amount beneficially owned: Dennis C. Pence and E. Ann Pence beneficially own an aggregate of 17,233,546 shares(1)

  (b)
  Percent of Class: 40.2%

  (c)
  Number of shares as to which such person has:

  (i)
  Sole power to vote or to direct the vote:
  0

  (ii)
  Shared power to vote or to direct the vote:
  16,251,320(1)

  (iii)
  Sole power to dispose or to direct the disposition of:
  0

  (iv)
  Shared power to dispose or to direct the disposition of:
  16,251,320(1)

(1)
Includes (i) 7,974,410 shares owned of record by Dennis C. Pence, (ii) 7,999,410 shares owned of record by Elizabeth Ann Pence (iii) 217,000 shares owned of record by "JCP Irrevocable Trust" and (iv) 60,000 shares owned of record by "Dancing River Foundation." Excludes 982,226 shares owned of record by the Aspenwood Supporting Foundation.

Mr. Pence disclaims beneficial ownership of the shares set forth in (ii), (iii) and (iv) pursuant to Rule 13d-4. Ms. Pence disclaims beneficial ownership of the shares set forth in (i), (iii) and (iv) pursuant to Rule 13d-4.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

  Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

  Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

  Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

  Dennis C. Pence
  E. Ann Pence

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

  Not applicable

ITEM 10. CERTIFICATION:

  Not applicable

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2005
/s/ DENNIS C. PENCE Dennis C. Pence
/s/ E. ANN PENCE E. Ann Pence

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  ITEM 1(a). NAME OF ISSUER
  ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
  ITEM 2(a). NAMES OF PERSONS FILING
  ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE
  ITEM 2(c) CITIZENSHIP
  ITEM 2(d). TITLE OF CLASS OF SECURITIES
  ITEM 2(e). CUSIP NUMBER
  ITEM 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a
  ITEM 4. OWNERSHIP
  ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
  ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
  ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
  ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
  ITEM 9. NOTICE OF DISSOLUTION OF GROUP
  ITEM 10. CERTIFICATION
SIGNATURES